                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 15)*

                               FRESENIUS USA, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value $.01/share
                         (Title of Class of Securities)

                                   358031 10 2
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                                O'Melveny & Myers
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- --------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 358031 10 2
- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) /X/

                                                             (b) / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      BK
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY
- --------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                               18,673,325
                                              ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY
                                              ----------------------------------
EACH REPORT-                         9        SOLE DISPOSITIVE POWER
ING PERSON                                           18,673,325
                                              ----------------------------------
WITH                                 10       SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         18,673,325
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          / /
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        70.6%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      CO.
- --------------------------------------------------------------------------------

                               Page 2 of ___ Pages

CUSIP NO. 358031 10 2
- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS SECURITIES, INC., 68-0659754
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) /X/

                                                             (b) / /
- --------------------------------------------------------------------------------
3        SEC USE ONLY
- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      N/A
- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /
- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       CALIFORNIA
- --------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                      -0-
                                              ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                 7,833,202
                                              ----------------------------------
EACH REPORT-                         9        SOLE DISPOSITIVE POWER
ING PERSON                                                  -0-
                                              ----------------------------------
WITH                                 10       SHARED DISPOSITIVE POWER
                                                         7,833,202
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         7,833,202
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          / /
- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        29.6%
- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      CO.
- --------------------------------------------------------------------------------

                               Page 3 of ___ Pages

                  The Schedule 13D filed on September 18, 1987 by Fresenius Aktiengesellschaft ("FRESENIUS AG") with respect to the Common Stock, par value $0.01 per share ("COMMON STOCK"), of Fresenius USA, Inc. (formerly known as Delmed, Inc. and referred to herein as the "COMPANY"), as amended by Amendment No. 1, filed October 20, 1987, by Amendment No. 2, filed February 4, 1988, by Amendment No. 3, filed February 22, 1990, by Amendment No. 4, filed September 4, 1990 by Fresenius AG and Fresenius Securities, Inc. (formerly known as Fresenius U.S.A., Inc. and referred to herein as "FSI"), by Amendment No. 5, filed July 5, 1991, by Amendment No. 6, filed December 3, 1991, by Amendment No. 7, filed January 3, 1992, by Amendment No. 8, filed October 15, 1992, by Amendment No. 9, filed December 23, 1992, by Amendment No. 10, filed March 4, 1993, by Amendment No. 11, filed May 16, 1994, by Amendment No. 12, filed July 1, 1994, by Amendment No. 13 filed February 8, 1996, and by Amendment No. 14 filed May 21, 1996, is hereby further amended with respect to the items set forth below. Capitalized terms used in this Amendment No. 15 without definition have the meanings set forth in Amendment No. 14.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended as follows:

                  The aggregate consideration payable by Fresenius AG in connection with its exercise of 1,515,221 1993 Warrants was $12,121,768. Fresenius AG acquired the funds used to exercise the 1993 Warrants by borrowings under working capital lines of credit available to Fresenius AG. No additional payment was made by Fresenius AG in connection with its conversion of the Series F Series Preferred Stock of the Company.

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended as follows:

                  As previously disclosed, on May 8, 1996, Fresenius AG and the Company jointly announced that an agreement had been reached between Fresenius AG and a committee of independent directors of the Company (the "Independent Committee") on the terms on which the public stockholders of the Company will participate in the Reorganization and the Company Merger. The Reorganization and the Company Merger were approved by the Board of Directors of the Company on May 8, 1996.

                  In connection with Fresenius AG's and the Company's announcement, the Company and Fresenius AG also disclosed that they had entered into the Supplemental Agreement. The Supplemental Agreement confirms, inter alia, certain understandings of Fresenius AG and the Company relating to the exchange ratio of Fresenius Medical Care AG Ordinary Shares for Company Common Stock, including the condition that, immediately prior to the Company Merger, there shall be no more than 9,253,331 Company Common Share Equivalents.

                  The Company has informed Fresenius AG that through June 21, 1996, the Company had reached agreements with certain of its employees and executive officers to repurchase from such persons shares of Company Common Stock and options (collectively, the "Employee Securities") representing, in the aggregate, 1,300,845 shares of Company Common Stock. The aggregate consideration payable by the Company for the Employee Securities is $12,121,769, equal to $18.00 per share in the case of shares of Company Common Stock and, in the case of options, the difference between $18.00 and the exercise price of the options in question. The Employee Securities acquired by the Company included 245,000 shares, 18,400 shares and 17,200 shares of Company Common Stock sold by Dr. Ben Lipps, Mr. Heinz Schmidt and Mr. Scott Walker, respectively. Dr. Lipps and Messrs. Schmidt and Walker are each executive officers of the Company and officers of FSI. In connection with the Company's purchase of the Employee Securities, Fresenius AG has agreed to acquire additional Company Common Stock for a purchase price sufficient to provide the Company with funds to pay the entire purchase price for the Employee Securities. For such purpose, Fresenius AG exercised 1,515,221 of the 1993 Warrants held by Fresenius AG and acquired 1,515,221 shares of Company Common Stock.

                  In addition to its exercise of the 1993 Warrants, on June 26, 1996, Fresenius also converted 200,000 shares of the Company's Series F Preferred Stock into 3,129,883 shares of Company Common Stock. The Company Merger requires the consent of the holders of two-thirds of the outstanding shares of Company Common Stock, and Fresenius AG converted the Series F Preferred Stock with a view to acquiring a number of additional shares of Company Common Stock such that Fresenius AG would hold at least two-thirds of the outstanding shares of Company Common Stock entitled to vote on the Company Merger.

                  In addition to his sale of Employee Securities, Dr. Ben Lipps, has sold 80,000 shares of Company Common Stock to the Company at $18.00 per share. Dr. Lipps and the other executive officers of FSI sold the shares described in Item 5 as a means of enabling to Company to reach the desired number of Company Common Share Equivalents.

                  Fresenius AG's acquisition of additional shares of Company Common Stock upon exercise of the 1993 Warrants and conversion of the Series F Preferred Stock will not increase the number of Fresenius Medical Care AG ordinary shares to be received by Fresenius AG in the Reorganization. Such number would increase only if the number of Company Common Share Equivalents held by persons other than Fresenius AG is decreased to below 9,253,331.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The information previously set forth in this Item 5 amended and restated as follows:

                  FSI is a wholly-owned subsidiary of Fresenius AG, and the shares of Company Common Stock owned of record by FSI may be deemed to be beneficially owned by Fresenius AG. Based on 21,699,964 shares of Company Common Stock outstanding at June 17, 1996, and giving effect to the shares purchases by the Company described herein, Fresenius AG may presently be deemed to be the beneficial owner of 18,673,325 shares of Company Common Stock, or approximately 70.6% of the outstanding Common Stock determined in accordance with Rule 13d-3(d) under the Exchange Act. Of such 18,673,325 shares, 10,605,343 shares are presently owned of record and beneficially by Fresenius AG, 7,833,202 shares are owned of record by FSI and may be deemed beneficially owned by Fresenius AG, 184,779 shares remain issuable to Fresenius AG upon exercise of the 1993 Warrants and 50,000 shares are issuable to Fresenius AG upon exercise of the 1994 Warrants. Fresenius AG has sole voting and sole dispositive power over all such shares. Such 18,673,325 shares do not include 1,012,500 additional shares which were to become issuable upon exercise of the 1994 Warrants if the Company had utilized a line of credit supported by Fresenius AG. The line of credit is no longer available to the Company.

                  On June 21, 1996, Fresenius AG exercised warrants to purchase 1,515,221 shares of Company Common Stock at an exercise price of $8.00 per share, for a total exercise price of $12,121,768.00. On June 26, 1996, Fresenius AG converted 200,000 shares of the Company's Series F Preferred Stock (constituting all of the outstanding shares of Series F Preferred Stock) into 3,129,883 shares of Company Common Stock.

                  On June 19, 1996, Dr. Ben Lipps, President and Chief Executive Officer of the Company and President of FSI, exercised stock options held by him to purchase 120,000 shares of Company Common Stock at $3.125 per share and 125,000 shares of Company Common Stock at $7.125 per share, for an aggregate exercise price of $1,265,625.00. On the same day, Dr. Lipps sold such 245,000 shares and 80,000 additional shares of Company Common Stock owned by him to the Company for $18.00 per share, or an aggregate price at $5,850,000.

                  On June 17, Mr. Heinz Schmidt, Vice President-Finance of the Company and Vice President of FSI sold 18,400 shares of Company Common Stock to the Company as $18.00 per share, for an aggregate price of $331,200.

                  On June 17, 1996, Mr. Scott Walker exercised options to purchase 17,200 share of Company Common Stock at an exercise price of $7.375 per share for a total exercise price of $126,850. On the same day, Mr. Walker sold such 17,200 shares to the Company at $18.00 per share, for an aggregate price of $309,600.

                  At the date of this Amendment No. 15, the following officers of FSI (each of whom is also on officer of the Company and each of whom acquired beneficial ownership of his shares in connection with his employment by the Company) also beneficially own shares of Company Common Stock as follows:

BENEFICIAL OWNER                  NO. OF SHARES               NATURE OF BENEFICIAL OWNERSHIP
- ----------------                  -------------               ------------------------------

Dr. Ben J. Lipps                       450,000                450,000 shares subject to
                                                              options granted subject to
                                                              stockholder approval.

Heinz Schmidt                          27,600                 27,600 shares owned
                                                              beneficially and of record.

Scott Walker                           26,300                 500 shares owned beneficially
                                                              and of record; 25,800 shares
                                                              subject to presently
                                                              exercisable options.

                  Fresenius AG disclaims any beneficial interest in any of the shares beneficially owned by the persons named in the foregoing table.

                  Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) and FSI (and, to the best of its knowledge, its directors and executive officers) do not own or have any right to acquire, directly or indirectly, any shares of Company Common Stock or Preferred Stock and, except as described herein and in Amendment No. 14 to this Schedule 13D, none of such persons has effected any transaction in Company Common Stock or Preferred Stock in the last sixty days.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 1996                         FRESENIUS AKTIENGESELLSCHAFT

                                            By:      /s/ Gerd Krick
                                                     --------------------------
                                                     Gerd Krick
                                                     Managing Director

                                            By:      /s/ Mathias Klingler
                                                     --------------------------
                                                     Mathias Klingler
                                                     Managing Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 1996                         FRESENIUS SECURITIES, INC.



                                                     By:  /s/ Ben Lipps
                                                          ------------------
                                                          Dr. Ben J. Lipps
                                                          President


                                       S-2